Aurora Cannabis Increases Stake in Hempco to 35%

TSX: ACB TSX-V: HEMP

EDMONTON and VANCOUVER, March 26, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) and Hempco Food and Fiber Inc ("Hempco") (TSX-V: HEMP) announced today that Aurora has exercised 10,558,676 warrants to purchase common shares of Hempco for total proceeds of $4.3 million to Hempco. Consequent the warrant exercise, Aurora now owns 21,117,352 Hempco common shares, reflecting an ownership interest of approximately 35%.

"With this further investment by Aurora we are now very well capitalized to accelerate our various strategic initiatives to drive growth at Hempco," said Diane Jang, CEO of Hempco. "Since taking the helm at Hempco, we have made a number of tactical and strategic moves that position the company well to take advantage of a number of opportunities in the health lifestyle food supplements market, as well as for the pet and equine markets. Additionally, with the positive vote on the second reading of Bill C-45 in the Senate, implementation of the new Cannabis Act is that much closer, which would position us very well for whole-plant utilization and further acceleration of our business plan. These funds, and the presence of a large, stable shareholder, puts Hempco in a strong position to pursue a multitude of opportunities and create further shareholder value."

Terry Booth, CEO of Aurora, added, "This additional investment in Hempco was anticipated from Day 1 of our strategic partnership. We are pleased with the work done by Diane and her team, and look forward to supporting Hempco's growth initiatives and capitalizing on the multiple opportunities this partnership creates for us. In addition to the warrants exercised, we intend exercising our option to buy founder shares, and take our position to north of 50%.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Inc.

Aurora is close to completion of the acquisition of all the outstanding shares of CanniMed Therapeutics Inc, Canada's most experienced licensed producer of medical cannabis, adding over 20,000 kg per annum in funded capacity, as well as Canada's strongest medical cannabis brand.

Aurora also owns Berlin-based Pedanios, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 19.88% ownership interest in Liquor Stores N.A., ("LIQ") who are developing a cannabis retail network in Western Canada. In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc, and has a strategic investment in Hempco Food and Fiber Inc., with options to increase ownership stake to over 50%. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership.

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index

About Hempco
For more than 12 years Hempco has been a trusted and respected pioneer, innovator and provider of premier hemp based foods. Hempco is committed to developing hemp foods, hemp fiber and hemp nutraceuticals. Hempco is expanding its processing ability to meet global demands in a 56,000 sq. ft. facility located at Nisku, Alberta. Hempco's common shares trade on the TSX Venture Exchange under the symbol "HEMP".

On behalf of the Boards of Directors,

AURORA CANNABIS INC.
Terry Booth
CEO

HEMPCO FOOD AND FIBER INC
Diane Jang
CEO

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue","expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX, TSX-V, nor their Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accept responsibility for the adequacy or accuracy of this release.

SOURCE Hempco Food and Fiber Inc.

View original content:http://www.newswire.ca/en/releases/archive/March2018/26/c3232.html

%SEDAR: 00025252E

For further information: For Aurora: Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Craig MacPhail, NATIONAL Equicom, +1 416-586-1938, cmacphail@national.ca; For Hempco: John Ross, Chief Financial Officer, +1.647.291.4234, john@hempcocanada.com

CO: Hempco Food and Fiber Inc.

CNW 06:30e 26-MAR-18